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MARKET RELEASE
Exhibit 99.1
Sibanye-Stillwater mourns the passing of Shadwick Bessit, head of its SA gold operations
Johannesburg, 19 January 2021: Sibanye-Stillwater regretfully advises that Shadwick Bessit, the
Executive Vice President and head of the Group’s SA gold operations, passed away on Saturday, 16
January 2021, from COVID-19 related complications.
“It is with deep sadness that we announce the tragic passing of Shadwick, who has been an example of a mindful leader. The Board and management have extended their sincere condolences to
Shadwick’s family, friends and all his colleagues. “We mourn the loss of a dear colleague, a leader and highly valued member of the senior leadership team,” said Neal Froneman, CEO of Sibanye-
Stillwater. “Shadwick was an invaluable member of our leadership team. He will be missed. May he rest in peace”.
Shadwick leaves behind his wife Rachelle, three children; Michelle, Shantelle, and Lesley-Ann and two beloved grandchildren. Consistent with our values and as per standard protocols, Sibanye-
Stillwater is providing necessary support to the family during this difficult period.
William Osae (SVP: Technical Services, SA gold operations) has been appointed head in the interim in order to ensure operational continuity and the ongoing focus on safe production.
More about Shadwick:
Shadwick Bessit was appointed as the Executive Vice President: SA gold operations in February 2019.
Prior to this role he served as Senior Vice President: Technical: platinum and gold, Senior Vice
President: Kroondal and Rustenburg operations and Senior Vice President: underground operations –
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Kloof and Driefontein. Shadwick joined Sibanye-Stillwater on its establishment in February 2013, after joining Gold Fields Limited in July 2012. Prior to that between 2010 to 2012, Shadwick pursued personal business interests. He joined Impala Platinum Limited in November 2002 as General
Manager and served as the Executive Director: Operations from 2005 to 2010. He was previously employed at AngloGold Ashanti from 1986 to 2002 where he moved through the ranks to General
Manager level at the Deelkraal, Elandsrand and Savuka mines.Shadwick held National Higher
Diploma (Metalliferous Mining), Technikon Witwatersrand, South African Mine Manager’s Certificate
of Competency.
Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD-LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South
Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock
Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report
2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).